UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) ORIGINALLY FILED WITH THE SEC ON MAY 23, 2016

At-the-Market Offering Program and At-the-Market Issuance Sales Agreement.

On November 4, 2016, Seaspan Corporation (the “Company”) entered into an At-the-Market Issuance Sales Agreement (the “Agreement”) with FBR Capital Markets & Co. (the “Agent”). Pursuant to the terms of the Agreement, the Company may sell from time to time through the Agent, as the Company’s sales agent, shares of the Company’s 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share and 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, having an aggregate offering price of up to $150,000,000 (the “Shares”). Sales of the Shares, if any, will be made in “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (or the Securities Act), including transactions made directly on or through the New York Stock Exchange or other market for our Shares in the United States, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or any other methods permitted by law. The Agreement provides that the Agent, when it is acting as the Company’s agent, will be entitled to compensation of up to 2.0% of the gross sales price of the Shares sold through the Agent from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the Agent’s commissions and offering expenses, for general corporate purposes, which may include funding acquisitions, funding capital expenditures on existing newbuild vessels and debt repayments.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 filed May 23, 2016 (Registration No. 333-211545). The Company filed a prospectus supplement, dated November 4, 2016, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1, 8.2 and 8.3.

Exhibits.

Exhibit Number	Description

1.1	At-the-Market Issuance Sales Agreement, dated November 4, 2016, between Seaspan Corporation and FBR Capital Markets & Co.

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Seaspan Corporation

23.1	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

23.3	Consent of Blake, Cassels & Graydon LLP (contained in Exhibit 8.3 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 4, 2016	By:	/s/ David Spivak
David Spivak
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	At-the-Market Issuance Sales Agreement, dated November 4, 2016, between Seaspan Corporation and FBR Capital Markets & Co.

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Seaspan Corporation

23.1	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

23.3	Consent of Blake, Cassels & Graydon LLP (contained in Exhibit 8.3 hereto)

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